April 9, 2024

Ms. Rucha Pandit

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)

Response to the Staff’s Comments on the Amendment No.2 to Draft Registration Statement on Form F-1 Confidentially Submitted on March 8, 2024

Dear Ms. Rucha Pandit and Ms. Mara Ransom:

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 2, 2024 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on March 8, 2024 (the “Amendment No.2 to Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Amendment No.3 to Draft Registration Statement”) to the Commission for confidential review. The Company confirms that it remains as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its consolidated financial statements as of and for the year ended December 31, 2023, and (ii) other information and data to reflect recent developments.

In addition, the Company has engaged Citibank, N.A to act as the depositary bank for the American Depositary Shares of the Company and the parties have agreed that the deposit agreement will not contain an arbitration provision. Accordingly, the Company has deleted the related disclosure from the Amendment No.3 to Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 to Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3 to Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1.	We note your response to prior comment 6 and reissue it in part. Please further revise the relevant risk factor on page 37 as well as the "Enforceability of Civil Liabilities" section to clearly identify the executive officer who resides in mainland China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 51 and 52 of the Amendment No.3 to Draft Registration Statement.

*       *       *

If you have any questions regarding the Amendment No.3 to Draft Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:	Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.

Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.

Ming Kong, Esq., Partner, Kirkland & Ellis International LLP

Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP

Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP

Kong Lai San, Partner, Deloitte & Touche LLP

Raymond Li, Esq., Partner, Paul Hastings, LLP

Chris DeCresce, Esq., Partner, Paul Hastings, LLP